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CUSIP NO. 842157109                     13D                          PAGE 1 of 8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 3)

                          The Southern Africa Fund, Inc
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    842157109
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 25, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)
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CUSIP NO. 842157109                     13D                          PAGE 2 of 8
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 8 Pages)
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CUSIP NO. 842157109                     13D                          PAGE 3 of 8
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
============ ===================================================================

                               (Page 3 of 8 Pages)
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CUSIP NO. 842157109                     13D                          PAGE 4 of 8
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          This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on April 4, 2002 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Southern Africa Fund,
          Inc., a Maryland corporation (the "Fund"). This Amendment No. 3 amends and restates Item 4 and Item 5 of the Original Schedule 13D in their entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------
          On July 10, 2003 the Southern Africa Fund, Inc. (the "Fund") released to Shareholders a Schedule 14A report, with Notices of Meetings and Proxy Statement, which together present three proposals: a proposal for the annual election of one director, to be considered at the Fund's Annual Meeting of Stockholders and two proposals to be considered at the Fund's Special Meeting of Stockholders. The proposals to be considered at the Special Meeting are for the approval of the investment management agreement with Investec Asset Management U.S. Limited ("Investec") and of a change to the Fund's fundamental investment policy with respect to industry concentration.

          As stated in the release, the announcement of the Special Meeting was the result of extensive due diligence undertaken by the independent directors. This process included challenging Alliance's -the Fund's investment manager at the time- proposal to liquidate the Fund, as well as exploring alternative options to restructure the Fund through several meetings with certain of the Fund's major shareholders. As expressed by the Board in the Proxy Statement, "certain stockholders recommended, among other things, that the size of the Fund's Board be reduced, that the Board be composed solely of disinterested directors and that the Fund's operating expenses be substantially lowered. Certain of the major stockholders also expressed a preference for the opportunity to continue to invest in South Africa through the Fund or for management of the Fund as an index fund."

          The Reporting Persons, at the request of some of the independent directors, participated in two of the meetings described by the Board in the Proxy Statement, in which the items described above were extensively discussed. In those meetings the Reporting Persons expressed the views and recommendations that had been stated in the original 13D statement that the Reporting Persons filed with the SEC on April 2002.

          As a result of the process described in the Fund's proxy, the independent directors were able to deliver certain of the recommendations the Reporting Persons had suggested. The Reporting Persons appreciate the efforts made by the independent directors to better serve the Shareholders interests. As such, the Reporting Persons commend i) the reduction in the number of Board members from 14 at the end of January 2003 to five fully independent

                               (Page 4 of 8 Pages)
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CUSIP NO. 842157109                     13D                          PAGE 5 of 8
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          members; ii) the potential reduction of the Fund's operating expenses from 2.70% for the fiscal year ended November 30, based on average net assets of $51 million under the investment management agreement with Alliance, to approximately 1.50% with the new manager; and iii) the nomination of Investec as the new investment manager, given its proven track record, experience and commitment to managing the Fund as an enhanced index fund.

          Nevertheless, the Reporting Persons believe that even though the Board delivered some positive results, they have failed to solve the most important issue in their effort to better serve the Shareholders interests, which is the discount to NAV. The Reporting Persons have repeatedly expressed to the Board, via the Original Schedule 13D as well as in the various meetings commented above, the need to address in a meaningful manner the persistent discount to NAV problem.

          The Reporting Persons were surprised to see the Board's lack of response to the Shareholder's request in such a sensitive issue. As stated in the Fund's Proxy published on July 10, 2003, "On June 19, 2003, the Board adopted a policy providing that: (1) in the event the Fund's shares have traded on the principal securities exchange where they are listed at an average discount to their net asset value of more than 7.5% in a semiannual period, the Fund will initiate a tender offer or commence open market purchases for up to 10% of the shares outstanding at the end of the semi-annual period, provided, that the Fund will not be obligated to purchase any shares except at discounts from net asset value of at least 7.5%, and (2) in the event the Fund's net asset value is less than $25 million throughout a semiannual period or its annualized expense ratio exceeds 3.0% for such period, the Board will recommend to stockholders that the Fund be liquidated. The average discount in a semiannual period will be determined on the basis of the average closing market prices per share and discounts as of the last trading day in each week during the period. "Semiannual period" for purposes of this policy means each six-month period ending May 31 or November 30. The first semi-annual period to which the policy applies commences on December 1, 2003. The Board may amend this policy without the approval of stockholders and intends to reconsider it on at least an annual basis."

          On July 25, 2003 the Fund announced publicly that its proposed policy regarding share purchases and liquidation (the "Policy") described on page 14 of the Proxy Statement had been amended. As amended, the Policy will be triggered if the Fund's shares trade at an average discount to NAV of more than 5% in a semi-annual period, as opposed to 7.5% as was originally disclosed. The Fund also stated in the same press release that the remainder of the Policy was unchanged.

          The Reporting Persons believe that the original policy establishing a threshold for conducting minor self-tenders at a discount to NAV of 7.5% was a statement by the Board that it assumed that a persistent discount of just under 7.5% was acceptable to the shareholders. At the time the original proxy was released, the Reporting Persons believed that such a wide discount to NAV was completely unacceptable. Now, as a result of the change in the amended filing, the Reporting Persons believe that the company will conduct

                               (Page 5 of 8 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 6 of 8
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          a self tender if the discount is in excess of 5%, at a discount of
          7.5%. This seems to be another mistake, unacceptable to us, as Shareholders. Moreover, the Reporting Persons are concerned that "the Board may amend this policy without the approval of stockholders and intends to reconsider it on at least an annual basis". We believe that such a decision increases the level of uncertainty and, consequently, the risk that Shareholder's best interests may not be well served.

          In addition to our concerns regarding the self-tender policy, we were also dismayed to see that the Fund has bifurcated the annual meeting of stockholders into two meetings -- one to consider only the election of directors and one to consider the proposals to approve the Investec investment management agreement and a change to the Fund's fundamental investment policy with respect to industry concentration (the latter two proposals being referred to herein as the "Special Meeting Proposals"). We are troubled by what we perceive as an attempt by the Fund to manipulate the use of the voting process through the treatment of broker non-votes in order to increase the likelihood that management-sponsored proposals will be approved by the stockholders. In particular, in view of the fact that under the Investment Company Act of 1940 (the "1940 Act") these proposals require the affirmative vote of the lesser of (1) 67% or more of the shares present at the meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund, it appears that the Fund is attempting to benefit from the likelihood that separating the proposal regarding the election of directors from the Special Meeting Proposals will likely result in far fewer broker non-votes (and therefore a smaller quorum for purposes of applying the 67% test articulated by the first prong of the 1940 Act voting threshold) than if all of the proposals were voted upon at a single meeting. According to the proxy statement, "the outcome of the vote on each of the Special Meeting Proposals is expected generally to reflect only the votes actually cast," but we believe that what the Fund hopes will happen is that there will be fewer broker non-votes because brokers do not have discretionary authority to vote on either of the proposals, and therefore there will be fewer shares included for purposes of determining shares present at the meeting. As a result, the quorum, or shares present, will be much lower, resulting in a smaller denominator for purposes of applying the 67% test articulated by the first prong of the 1940 Act voting threshold. If the meetings were combined, then there would likely be substantially more broker non-votes because brokers have the discretionary authority to vote on the election of directors. The obvious design of two meetings, then, is to make it easier for the Fund to ensure that the Special Meeting Proposals are approved by less than a majority of the stockholders. Tactics are deceptively creative and represent a lack of respect for good corporate governance, a characteristic that we had hoped the Fund was attempting to put behind it. Unfortunately, that does not appear to be the case. We strongly urge the Fund to abandon these types of manipulative practices and combine the meetings into a single annual meeting in the way other funds would.

          The Reporting Persons believe that there needs to be an urgent statement that unequivocally expresses that it is the Board's intention to maintain the Fund's discount to NAV at around the 5% level and that, in the event that the Fund's discount to NAV widens to in excess of 5% for a significant period of time, the Fund will conduct a tender offer (or

                               (Page 6 of 8 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 7 of 8
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          equivalent) at a price around NAV. In the absence of such a public statement by the Board, the Reporting Persons presently intend to vote all shares of the Fund that they beneficially own against the Board's proposals at both the annual and special meetings of shareholders on August 12, 2003.

          The Reporting Persons believe that management and the Board should now openly and publicly commit to the shareholders to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), substantial tender, liquidation, conversion to interval status, etc.). Furthermore, in the future the Reporting Persons will consider supporting shareholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing shareholder value.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------
          (a) and (b). As of July 31, 2003, EWF, GEM, IEM and GFM owned directly 128,250, 129,495, 136,878 and 27,700 Shares, respectively, representing approximately 2.9%, 3.0%, 3.2% and 0.6%, respectively, of the 4,337,126 Shares outstanding as of May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

          As of July 31, 2003, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 422,323 Shares owned directly by the City of London Funds, representing approximately 9.7% of the 4,337,126 Shares outstanding as May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

          As of July 31, 2003, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 422,323 Shares owned directly by the City of London Funds, representing approximately 9.7% of the 4,337,126 Shares outstanding as of May 31, 2003, as reported in the Fund's press release issued on July 29, 2003.

          (c). No transactions in the Shares beneficially owned by the Reporting Persons were effected during the past 60 days.

          (d). None

          (e). Not Applicable

                               (Page 7 of 8 Pages)

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CUSIP NO. 842157109                     13D                          PAGE 8 of 8
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 5, 2003


                            CITY OF LONDON INVESTMENT GROUP PLC

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director



                            CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

                            /s/ Barry M. Olliff
                            -------------------------------------------
                            Name: Barry M. Olliff
                            Title: Director





















                               (Page 8 of 8 Pages)